KITTLE CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2015

REVENUE		
Sales	$	51,262
Debt forgiveness		24,070
		75,332
EXPENSES		
Salary and benefits		27,948
Professional services		89,495
Rent		936
Delivery/Postage		375
Insurance		576
Licenses and permits		5,296
Dues & Subscriptions		77
Total Expenses		124,703
NET LOSS	$	(49,371)

See accompanying notes.